(m)(3)(iii)

May 1, 2016

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the Voya Variable Portfolios, Inc. Second Amended and Restated Shareholder Services and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID with respect to Voya Global Value Advantage Portfolio, a series of Voya Variable Portfolios, Inc. (“VVPI”), pursuant to the Second Amended and Restated Shareholder Services and Distribution Plan (the “Distribution Plan”), in an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class Shares as if the distribution fee specified in the Distribution Plan were 0.15%. By this letter, we agree to waive that fee for the period May 1, 2016 through May 1, 2017.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Robert Terris
Robert Terris
Vice President

Agreed and Accepted:
Voya Variable Portfolios, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President